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EXHIBIT 24(1)

Consent of Independent Public Accountants

Board of Directors
Dauphin Technology, Inc.

We have issued our report dated April 9, 2002, on the consolidated balance sheet of Dauphin Technology, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholders equity, and cash flows of Dauphin Technology, Inc. for the three years ended December 31, 2001, included in its Annual Report on Form 10-K for the year ended December 31, 2001 and 2000 filed with the Securities and Exchange Commission. We hereby consent to the incorporation by reference of our report in this Registration Statement on Form S-1/A and the use of our name as it appears under the caption "Experts".

                                       /s/Grant Thornton LLP

                                       Grant Thornton LLP


Chicago, Illinois
June 12, 2002